UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 22, 2018

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING eFUND - LOS ANGELES CA, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Updates to Assets Acquired

Single Family Home Rental Controlled Subsidiaries

Rental Control Subsidiaries Asset Summaries

The following table summarizes the single family home rental controlled subsidiaries ("Rental Controlled Subsidiaries") acquired by the Company since the last update. Unless otherwise noted, the following is true of each Rental Controlled Subsidiary:

●	Pursuant to the agreements governing each Rental Controlled Subsidiary, we have full authority of the management of such entity;
●	An affiliate of our Manager earned an origination fee of approximately 2.0% upon the closing of each Rental Controlled Subsidiary, paid for by the co-investors, joint-venture, borrower or property holding entity at closing;
●	The business plan entails renting the property for approximately seven to ten years after acquisition before selling the property;
●	The investment thesis is based primarily upon the site's improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket; and
●	The last updated portfolio level projected annual returns for our Los Angeles Single Family Rental Portfolio was 8.9% - 13.1%, as disclosed on March 15, 2018. Past performance is not indicative of future results, and these projections may not reflect actual future performance and may prove to be inaccurate.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Renovation Budget (1)
L60	90042	3 / 1.5	1,217	8/3/2018	$817,700	$10,000
D32	90065	3 / 2	1,613	7/31/2018	$736,916	$10,000

(1) There can be no assurance that the anticipated completion cost will be achieved.

Asset Update

Commonwealth Senior Loan – 600 BLOCK COMMONWEALTH, LLC

On February 8, 2018, we acquired from Fundrise Lending, LLC (“Lending”) a first mortgage loan with a maximum principal balance of $500,000 (the “Commonwealth Senior Loan”). The borrower, 600 Block Commonwealth LLC, a California limited liability company (“Commonwealth”), used the loan proceeds to purchase land in the Silver Lake Neighborhood of Los Angeles, CA (the “Commonwealth Property”), and planned to combine with an adjacent parcel to build a 12-unit small lot development after securing construction financing.

On July 20, 2018, 600 BLOCK COMMONWEALTH, LLC paid off the investment for the full amount of the outstanding principal balance plus interest. All interest payments were paid in full during the investment period, and the investment yielded approximately 18.0% return per annum. Principal drawn-to-date totaled approximately $375,000 as of the pay-off date. The borrower secured a construction loan; the proceeds of which were used to pay off the investment.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated August 10, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING eFUND - LOS ANGELES CA, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Brandon T. Jenkins
Name:	Brandon T. Jenkins
Title:	Chief Operating Officer

Date:     August 22, 2018